Press Release dated September 28, 2006

For Immediate Release                                       September 28, 2006

                       BOWL AMERICA REPORTS EARNINGS

Bowl America Incorporated earnings comparisons for the fiscal year ended
July 2, 2006, suffered because the prior year included a 53rd fiscal week, reported in the fourth quarter, and a $.02 per share after-tax profit from the AT&T Wireless merger. Although operating revenues in fiscal 2006 increased, expenses, including depreciation expense related to a new location opened in the third quarter, increased at a higher rate. Net earnings for fiscal year 2006 declined to $.71 per share from $.75 in 2005. Fourth quarter earnings were $.12 and $.18 in the current and prior years, respectively. A more detailed explanation of results is available in the Company's S.E.C. Form 10-K filing available through the website www.bowlamericainc.com.

Fiscal year 2006 was the 34th consecutive year of increased dividends per share. Fiscal 2007 has started strong with July and August showing improvement over last year. In addition, the year will include 12 months of results from the Company's newest location.

Bowl America operates 19 bowling centers and its stock trades on the American Stock Exchange with the symbol BWLA.

                                     ***
                           Bowl America Incorporated
                             Results of Operations
                                 (Unaudited)

                       Thirteen       Fourteen        Fifty-two    Fifty-three
                     weeks ended    weeks ended      weeks ended   weeks ended
                      07/02/06        07/03/05         07/02/06      07/03/05
Operating Revenues
Bowling and other    $5,004,601     $4,984,097       $21,635,492   $20,428,291
Food, beverage and
  merchandise sales   2,032,118      2,015,415         8,684,759     8,178,854

TOTAL REVENUES       $7,036,719     $6,999,512       $30,320,251   $28,607,145

Operating expenses
 excluding depreciation
 and amortization     5,864,506      5,613,732        23,744,476    21,971,957
Depreciation and
 amortization           485,197        258,556         1,665,637     1,463,188
Investment earnings        -              -                 -          151,817
Net gain on sale of
 Assets                  23,028         65,531            23,028        65,531
Interest and dividend
 income                 173,262        186,566           655,818       609,963
Earnings before taxes   883,306      1,379,321         5,588,984     5,999,311
Net Earnings         $  621,897     $  907,291       $ 3,639,575   $ 3,849,281
Weighted average shares
 outstanding          5,136,925      5,137,773         5,136,968     5,137,773
 EARNINGS PER SHARE         .12            .18               .71           .75

                           Summary of Financial Position
                              Dollars in Thousands

                                                        07/02/06      07/03/05
ASSETS
Total current assets including cash and
 short-term investments of $9,046 & $12,980              $10,860       $14,231
Property and investments                                  32,270        28,318

    TOTAL ASSETS                                         $43,130       $42,549

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities                                $ 3,240       $ 3,598
Other liabilities                                          2,801         2,759
Stockholders' equity                                      37,089        36,192

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $43,130       $42,549